FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Announces the Release of its Revolutionary Mobile Offering for the Development of Business Applications, with New Native Clients for iOS and Android Platforms

PRESS RELEASE

Magic Announces the Release of its Revolutionary Mobile Offering for the Development of Business Applications, with New Native Clients for iOS and Android Platforms

Or Yehuda, Israel, May 16, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today the availability of native iOS and Android clients for its mobile enterprise application platform, in addition to its existing clients for BlackBerry and Windows Mobile.

Magic’s productive mobile enterprise application platform enables the development of complex, highly interactive business solutions for all major mobile platforms, including iOS, Android, BlackBerry, and Windows Mobile, from a single development effort on both the client and server sides. Mobile applications can be deployed as native apps, hybrid (native and HTML5), or Web browser applications.

Commenting on the release, Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said: “The fast-growing enterprise mobility market is a major opportunity for Magic and the enterprise software industry as a whole. Magic’s forward-looking approach and smart technology enable us to offer a comprehensive, rich user-experience solution, now also for the popular iOS and Android mobile platforms. Magic’s platform facilitates rapid and cost-effective back-end integration—typically the most costly and time-consuming aspect of mobile enterprise application development—by providing optimized, certified connectors to leading enterprise systems, such as SAP, Oracle, Salesforce.com, Microsoft, IBM, Google, and many more.”

Numerous enterprises and ISVs around the world are already successfully using Magic’s new mobile offering in a number of pre-launch projects, developing applications that will run natively on Android and iOS devices. One such customer is SAGE in Switzerland, a leading vendor of integrated and innovative financial software, who sought the right technology to mobilize its Prospero suite of financial solutions for portfolio managers, brokers, traders, and other financial professionals.

Jean-Luc Freymond, CEO of SAGE, said: “Magic’s mobile solution gives us the versatility we need for fast and easy development and multi-platform deployment. Implementing Magic’s technology enables us to significantly enhance our product offering and provide greater value to our customers, who require fast, reliable, and secure mobile access to their financial systems.”

Another customer using Magic’s mobile technology is California-based Dove Tree Canyon Software, Inc., a leading vendor of automated warehouse material handling systems. Bill Woo, President of Dove Tree Canyon Software stated: “Having used Magic’s technology to successfully deploy an application on Windows Mobile devices, Magic’s mobile application platform was the obvious best choice for us in our decision to support iOS and Android tablets. The flexibility of Magic’s uniPaaS application platform enables Dove Tree to deliver fully customized solutions to our end user with maximum speed and minimum resources.”

Magic will co-host a webinar on June 19 with Jean-Luc Freymond, CEO of SAGE, and Jeffrey Hammond, Principal Analyst at Forrester, to present Real-life Solutions for Enterprise Mobility.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for any historical information contained herein, the matters discussed in this press release include forward-looking statements that might involve a number of risks and uncertainties. Actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Magic's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2012	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Announces the Release of its Revolutionary Mobile Offering for the Development of Business Applications, with New Native Clients for iOS and Android Platforms

Exhibit 10.1